Ares Acquisition Corporation II

c/o Ares Management LLC

245 Park Avenue, 44th Floor

New York, NY 10167

Kodiak Robotics, Inc.

1049 Terra Bella Avenue

Mountain View, CA 94043

August 27, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Brittany Ebbertt
Kathleen Collins
Marion Graham
Jan Woo

Re:	Ares Acquisition Corporation II
Kodiak Robotics, Inc.
Registration Statement on Form S-4 (the “Registration Statement”)
File No. 333-287278

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ares Acquisition Corporation II (“AACT”) and Kodiak Robotics, Inc. (“Legacy Kodiak” and, together with AACT, the “Registrants”) hereby request acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on August 29, 2025, or as soon thereafter as practicable, or at such other time as the Registrants, Kirkland & Ellis LLP, special counsel to AACT, or Wilson Sonsini Goodrich & Rosati, P.C., counsel to Legacy Kodiak, request by telephone that such Registration Statement be declared effective.

Please contact Philippa Bond, P.C. of Kirkland & Ellis LLP at (310) 552-4222, Monica Shilling, P.C. of Kirkland & Ellis LLP at (310) 552-4355, Melissa Rick of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 849-3059 or Austin March of Wilson Sonsini Goodrich & Rosati, P.C. at (512) 338-5410 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

ARES ACQUISITION CORPORATION II

/s/ Allyson Satin
Name: Allyson Satin
Title: Chief Operating Officer

KODIAK ROBOTICS, INC.

/s/ Don Burnette
Name: Don Burnette
Title: Chief Executive Officer